15026078

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwine & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S Church Street
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo, PLLC
(Name – *if individual, state last, first, middle name*)

901 E Byrd St (Address) Richmond (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ty 4/7

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OATH OR AFFIRMATION

I, FRANKlin T Gutierrez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwine & Company, as of MARCh 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance, VP

Title

ANGEL L RIVERA
MY COMMISSION #FF110287
EXPIRES April 7, 2018
(407) 398-0153 FloridaNotaryService.com

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redwine & Company, Inc.

Report on Financial Statements

For the Year Ended December 31, 2014

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

The Shareholder
Redwine & Company, Inc.
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Redwine & Company, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redwine & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (SEC), Schedule 2 – Reconciliation of Net Capital and Aggregate Indebtedness to Original FOCUS Report, Schedule 3 – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC and Schedule 4 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC, Schedule 2 – Reconciliation of Net Capital and Aggregate Indebtedness to Original FOCUS Report, Schedule 3 – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC and Schedule 4 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, PLLC

Richmond, Virginia
March 20, 2015

Redwine & Company, Inc.
Statement of Financial Condition
December 31, 2014

	2014
Assets	
Cash and cash equivalents	$ 2,721
Deposit with clearing firm	25,000
Receivable from broker/dealers	49,836
Other assets	937
Total assets	$ 78,494
Liabilities and Shareholder's Equity	
Liabilities	
Commissions payable	$ 11,376
Other liabilities	9,980
Total liabilities	21,356
Shareholder's Equity	
Common stock - $.01 par value; 100,000 shares authorized; 1,200 shares issued and outstanding	12
Additional paid in capital	70,008
Retained deficit	(12,882)
Total shareholder's equity	57,138
Total liabilities and shareholder's equity	$ 78,494

The accompanying notes are an integral part of this financial statement

Redwine & Company, Inc.
Statement of Operations
December 31, 2014

		2014
Revenues		
Commission income	$	130,751
Interest income		227
Total revenues		130,978
Expenses		
Commissions		124,630
Clearing charges		19,961
Occupancy		3,768
Other general and administrative		28,484
Total expenses		176,843
Net loss	$	(45,865)

The accompanying notes are an integral part of this financial statement

Redwine & Company, Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
January 1, 2014	$ 12	$ 107,008	$ 32,983	$ 140,003
Net loss	-	-	(45,865)	(45,882)
Distributions to shareholder	-	(37,000)	-	(37,000)
December 31, 2014	$ 12	$ 70,008	$ (12,882)	$ 57,121

The accompanying notes are an integral part of this financial statement

Redwine & Company, Inc.
Statement of Cash Flows
For the year ended December 31, 2014

		2014
Operating Activities		
Net loss	$	(45,865)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Net change in operating assets and liabilities:		
Receivable from broker/dealers		85,825
Other assets		5,863
Accounts payable, accrued expenses and other liabilities		(5,115)
Commissions payable		(37,984)
Net cash provided by operating activities		2,724
Financing Activities		
Distributions to shareholders		(27,000)
Net cash provided by financing activities		(27,000)
Net decrease in cash and cash equivalents		(24,276)
Cash and cash equivalents, beginning of year		26,997
Cash and cash equivalents, end of year	$	2,721
Non-cash transactions		
Transfer from due from related party to paid in capital	$	10,000

The accompanying notes are an integral part of this financial statement

Note 1 – Organization and Summary of Significant Accounting Policies and Activities

Organization

Redwine & Company, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash and Cash Equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of Revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code, with net income or loss flowing through to the shareholders's individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Deposit and Accounts with Clearing Firm

The Company clears certain amounts of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $25,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company. As of December 31, 2014, the Company has $25,000 on deposit with the clearing firm.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2014, the Company's net capital was $56,184, which was $6,184 in excess of its required net capital of $50,000. However, the Company's net capital was $3,816 less than the $60,000 Early Warning Threshold. The Company expects to file an Early Warning Notification with FINRA.

The Company's net capital ratio (aggregate indebtedness to net capital) was .38 to 1.

Note 4 – Off-Statement of Financial Condition Risk

As discussed in Note 2, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 – Subsequent Events

In the normal course of business, the Company is involved in various legal proceedings. Management believes that the ultimate resolution of these proceedings will not have a material effect on the Company's financial position, liquidity, or results of operations.

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued. Significant subsequent events requiring disclosure are as follows:

Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2014

Redwine & Company, Inc.
Accompanying Information
As of December 31, 2014

Schedule 1
Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

Net Capital

Total shareholder's equity	$	57,138
Deduct		
Nonallowable assets		
Disallowed accounts receivable		(937)
Total net capital	$	56,201

Aggregate Indebtedness

Liabilities from statement of financial condition		
Commissions payable	$	11,376
Other liabilities		9,980
Total liabilities		21,356
Percentage of aggregate indebtedness to net capital		38%

Schedule 2
Reconciliation of Net Capital and Aggregate Indebtedness to Original FOCUS Report

Net Capital as originally reported			$	91,071
Audit Adjustments:				
To record unrecorded Pershing fees for the year	$	(19,961)		
To write off other assets		(4,929)		
To record accrued expenses		(9,980)		
Total audit adjustments				(34,870)
Adjusted net capital			$	56,201

Aggregate Indebtedness

Total aggregate indebtedness as originally reported	$	11,399
General entry to adjust commissions payable		(23)
Audit adjustment to record accrued expenses		9,980
Adjusted aggregate indebtedness	$	21,356

Schedule 3

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC
As of December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 4

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC
As of December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm – Exemption Report

The Shareholder
Redwine & Company, Inc.
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which *(a)* Redwine & Company, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(ii) (the "exemption provisions") and *(b)* Redwine & Company, Inc. stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elliott Davis Decosimo, PLLC

Richmond, Virginia
March, 20, 2015

Redwine & Company, Inc.
Exemption Statement
December 31, 2014

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) Redwine & Company, Inc. is exempt from SEC Rule 15c3-3 based on rule (k)(2)(ii)

Redwine & Company, Inc. met the exemption provisions throughout the year ended December 31, 2014 without exception

By: [signature] 3/31/15